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                                   EXHIBIT 7.1
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    The following is an explanation of various ratios used in the Annual
Report on Form 20-F of Sappi Limited for its 2001 fiscal year:

- The ratio of net debt to equity represents net debt as a percentage of total shareholders' funds (shareholders' equity and minority interest). The ratio is calculated by dividing (x) current and non-current interest-bearing borrowings and bank overdraft (net of cash, cash equivalents and short-term deposits) by (y) shareholders' equity and minority interest.

- The ratio of net debt to total capitalisation represents net debt as a percentage of total total net assets plus current interest-bearing debt including overdraft. The ratio is calculated by dividing (x) current and non-current interest-bearing borrowings and bank overdraft (net of cash, cash equivalents and short-term deposits) by (y) shareholders' equity plus minority interest, non-current liabilities, current interest-bearing borrowings and overdraft.

- Dividend cover is calculated by dividing earnings per share by dividends per share.

- Cash interest cover is calculated by dividing (x) cash generated by operations by (y) net finance costs (before capitalised interest).